[Letterhead of Orrick, Herrington & Sutcliffe LLP]

June 24, 2005

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Room 3422

Washington, D.C.

Attn: Mr. Brian V. McAllister

Re:	Old Dominion Electric Cooperative
Form 10-K for the Year Ended December 31, 2004
File No. 0-50039

Dear Mr. McAllister:

On behalf of our client, Old Dominion Electric Cooperative (“Old Dominion”), we are submitting responses of Old Dominion to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated June 13, 2005 (the “Comment Letter”) pertaining to the filing referenced above.

Old Dominion’s responses to the Comment Letter are set forth below. The numbered paragraphs correspond to the paragraph numbers in the Comment Letter. We also have included the text of each comment in italics below.

As you requested, attached to this letter is an acknowledgement of Jackson E. Reasor, President and Chief Executive Officer of Old Dominion, regarding the responses of Old Dominion to the Comment Letter.

Form 10-K for the Year Ended December 31, 2004

Consolidated Statements of Cash Flow, page 53

1. We note your response to comment 5 in our letter dated April 11, 2005. Please tell us the amount amortized for the Allowance for Equity Funds Used During Construction in the three years ended December 31, 2004. Please advise or present the amounts separately in your statements of revenue, expenses, and patronage capital and cash flows in future filings.

Old Dominion does not have Allowance for Equity Funds Used During Construction because it is not a component of our formulary rate approved by the Federal Energy Regulatory Commission. Old Dominion’s formulary rate is based upon a recovery of costs as opposed to a rate of

Securities and Exchange Commission

June 24, 2005

return concept. (For additional discussion of Old Dominion’s formulary rate, see Item 7 in its Annual Report on Form 10-K for the year ended December 31, 2004.) Therefore, for the three-year period ended December 31, 2004, Old Dominion does not disclose any amortization of Allowance for Equity Funds Used During Construction.

Notes to Consolidated Financial Statements, page 54

Note 1 – Summary of Significant Accounting Policies, page 54

General, page 54

2. We note your response to comment 6 in our letter dated April 11, 2005. In your expanded disclosure for the head-lease and leaseback arrangements, please advise or revise future filings to include disclosure for extinguished liabilities as set forth in paragraph 17 of SFAS No. 140 and financial leases as required by paragraph 23 of SFAS No. 13. Further, please explain your characterization of the net cash received from both transactions as a gain. In this regard, we note the payment to the payment undertaker represented a portion of the periodic rent obligations under the leaseback.

Extinguished Liabilities

Old Dominion has reviewed paragraph 17 of SFAS No. 140 and SFAS No. 76 and will update our disclosure in the notes to its financial statements to include the value of the obligations under the leasebacks provided for by the payment undertakers under the payment undertaking agreements so long as such obligations remain outstanding. At December 31, 2004, the amount of these obligations were approximately $278.5 million and $247.8 million for Clover Unit 1 and Clover Unit 2, respectively.

Characterization of Net Cash Received

Upon review and consideration of the requirements of SFAS No. 13, paragraph 23, Old Dominion believes that its disclosure meets the requirements. In future filings, however, Old Dominion will revise its disclosure in “Note 6 – Long-term Lease Transactions” to use the term “unearned income” instead of the term “unamortized gain” when referring to the net cash proceeds of each lease-leaseback transaction.

* * *

Securities and Exchange Commission

June 24, 2005

Please do not hesitate to contact Robert L. Kees, Vice President and Controller of Old Dominion at (804) 968-4034, Carl F. Lyon, Jr., Esq. of this firm at (212) 506-5180 or the undersigned at (202) 339-8434 if you have any questions.

Very truly yours,

/s/ Kyle W. Drefke
Kyle W. Drefke

Attachments:

Acknowledgement

cc:    Mr. Robert L. Kees

Carl F. Lyon, Jr., Esq.

ACKNOWLEDGEMENT

Reference is made to the letter, dated June 24, 2005 (the “Response Letter”), of Orrick, Herrington & Sutcliffe LLP, special counsel to Old Dominion Electric Cooperative (“Old Dominion”), filed with the Securities and Exchange Commission (the “Commission”) regarding the responses of Old Dominion to the letter, dated June 13, 2005, of the Commission pertaining to Old Dominion’s Annual Report on Form 10-K for the year ended December 31, 2004. The undersigned hereby acknowledges to the Commission, for and on behalf of Old Dominion, as follows:

1. Old Dominion is responsible for the adequacy and accuracy of the disclosure in the Response Letter.

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

3. Old Dominion may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: June 24, 2005

/s/ Jackson E. Reasor
Jackson E. Reasor
President and Chief Executive Officer